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Section
DEC 3 0 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41532

08033314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KINGSDALE CAPITAL MARKETS (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 KING STREET WEST - SUITE 2950
(No. and Street)

TORONTO	**ONTARIO**	**M5X 1C7**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Mitchell **(212) 969-9292**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Notidis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

KINGSDALE CAPITAL MARKETS (USA) INC., as

of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSDALE CAPITAL MARKETS (USA) INC.

OCTOBER 31, 2008

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kingsdale Capital Markets (USA) Inc.

We have audited the accompanying statement of financial condition of Kingsdale Capital Markets (USA) Inc. (the "Company") as of October 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kingsdale Capital Markets (USA) Inc. as of October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
December 19, 2008

KINGSDALE CAPITAL MARKETS (USA) INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2008

ASSETS		
Cash	$	95,026
TOTAL ASSETS	$	95,026
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	15,270
Total Liabilities		15,270
Commitments and contingencies (Note 3)		-
Stockholder's equity		
Common stock, without par value, authorized 6,000 shares, issued and outstanding 6,000 shares		12,500
Additional paid-in-capital		125,468
Accumulated other comprehensive income		(8,002)
Retained earnings		(50,210)
Total Stockholder's Equity		79,756
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	95,026

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

The Company was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, as a result of a change in ownership, the Company's name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004 the Company was sold to Kingsdale Capital Markets Inc., ("Parent") a member of the Investment Dealers Association of Canada ("IDA"), and its name was changed to Kingsdale Capital Markets (USA) Inc. Additionally, the Company changed its year end from June 30 to October 31. The Company is dependent upon the Parent for financial support.

Nature of Business

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business limited to private placements of securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No.130"). SFAS No.130 requires an entity to report comprehensive income, its components and accumulated balances. The Company is disclosing this information in its statement of stockholder's equity.

Related Party Transactions

The Parent Company, Kingsdale Capital Markets Inc., since the acquisition in June, 2004 has agreed to pay office and administrative expenses including accounting, rent, telephone and secretarial fees for the Company. The Company is dependent upon the parent for continued financial support.

NOTE 3- COMMITMENTS AND CONTINGENCIES

Office Space

Office space is provided by the Company's parent which charged rent of $6,600 for the year ended October 31, 2008.

NOTE 4- NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the Financial Industry Regulation Authority ("FINRA"), the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At October 31, 2008, the Company's net capital was $54,214 which was $49,214 in excess of its required net capital of $5,000. The Company's debt-equity ratio was 0.2817 to 1.

NOTE 5- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6- RELATED PARTY TRANSACTIONS

The Company has a Fee Sharing Agreement with its Parent. The Parent provides administrative and other services to the company. Under the terms of the Agreement, the Parent agrees to pay all financial expenses of the Company. The Company will pay its Parent 90% of its revenue throughout its fiscal year to cover commissions, corporate finance fees, consulting fees and management fees payable to its Parent. In addition, the agreement provides for the option for the Company to pay bonuses to certain officers, directors, consultants and key employees with the advice and consent of its Parent. During the fiscal year ended October 31, 2008, the Parent charged the Company $17,490 in commission, $17,490 in management fees, $12,000 for officers compensation, $6,600 for occupancy.

The Company's Fidelity Bond coverage is provided as a rider to the Parent Company's policy. The Parent has agreed by way of a written guarantee that the Company is not responsible for and will never be required to pay any amount as a deductible under the policy.

NOTE 7- INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current:		
Federal	$	(14,000)
Deferred:		
Federal		14,000
	$	-

NOTE 7- INCOME TAXES (continued)

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

Statutory federal income tax	34%
Federal bracket adjustment	-16%
Valuation allowance	-18%
	0%

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	14,000
Total deferred tax assets		14,000
Valuation allowance		(14,000)
Net deferred tax assets	$	-

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At October 31, 2008, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

At October 31, 2006 the Company has available operating loss carryforwards of approximately $77,000 which expire in the year 2028.

NOTE 8- ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income for the year ended October 31, 2008 is as follows:

Accumulated other comprehensive income at November 1, 2007	$	24,792
Foreign currency translation adjustment		(32,794)
Accumulated other comprehensive income at October 31, 2008	$	(8,002)

END